**CORFINSURA**

82-3989

RECEIVED
2005 MAR -7 P 3:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medellín, February 9, 2005

78799

File No 82-3989



05006250

**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-7
Washington, DC 20549
U.S.A.

SUPPL

**Re: 12G3-2 (b) Information Submitted by**
**Corporación Financiera Nacional y Suramericana S.A.**

Ladies and Gentlemen :

In compliance with the requirements of Rule 12g3-2 (b) (1) (iii) under the U.S. Securities Exchange Act of 1934, enclosed please find an English translation of information that Corporación Financiera Nacional y Suramericana S.A. recently made public and file with the Colombia Stock Exchange.

Very truly yours,

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

MARGARITA MARIA MESA M.
Secretary General

CORPORACIÓN FINANCIERA NACIONAL Y SURAMERICANA S.A.
Carrera 43A No. 3-101 PBX (4) 319 62 00 Fax (4) 268 43 86 A.A. 1039 MEDELLÍN - COLOMBIA
Avenida 8 Norte No. 12N-43 PBX (2) 668 44 22 Fax (2) 668 26 12 A.A. 4289 CALI - COLOMBIA
Calle 72 No. 7-64 Piso 11 PBX (1) 376 68 68 Fax (1) 211 46 02 A.A. 8151 BOGOTÁ D.C. - COLOMBIA
Calle 34 (Plaza de los Coches Esquina) No. 7-33 Piso 3 PBX (5) 664 44 66 Fax (5) 664 39 29 A.A 570 CARTAGENA - COLOMBIA
Corfilínea 01 8000 515 511 - www.corfinsura.com

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

| UNIDAD DE CAPTURA | DESCRIPCION RENGLONES | Columna 01 NOMBRE DEL ACCIONISTA | Columna 02 IDENTIFICACION | Columna 03 TIPO DE IDENTIFICACION | Columna 04 NACIONALIDAD | Columna 05 N. DE ACCIONES POSEIDAS | Columna 06 % DE PARTICIPACION |
|---|---|---|---|---|---|---|---|
| 01 | 001 1er. Accionista ordinario | PORTAFOLIO DE INV. SURAMERICANA | 8,110,112,582 | 2 | COLOMBIANA | 32,497,461 | 22.53 |
| | 002 2do. Accionista ordinario | IN VALKIRIA Y CIA S EN C. | 811,046,705 | 2 | COLOMBIANA | 12,000,000 | 8.32 |
| | 003 3er. Accionista ordinario | CIA. SURAMERICANA DE INVERSIONES | 8,110,122,713 | 2 | COLOMBIANA | 10,332,347 | 7.16 |
| | 004 4to. Accionista ordinario | CIA. SURAMERICANA DE SEGUROS S.A. | 8,909,034,079 | 2 | COLOMBIANA | 9,703,659 | 6.73 |
| | 005 5to. Accionista ordinario | BANCOLOMBIA S.A. | 8,909,039,388 | 2 | COLOMBIANA | 6,654,844 | 4.61 |
| | 020 20o. Accionista ordinario | | | | | | |
| | 090 Otros accionistas con menor participación | | | | | | |
| | 999 Subtotal Acciones Ordinarias | | | | | | |
| 02 | 001 1er. Accionista con dividendo preferencial | | | | | | |
| | 002 2do. Accionista con dividendo preferencial | | | | | | |
| | 003 3er. Accionista con dividendo preferencial | | | | | | |
| | 004 4to. Accionista con dividendo preferencial | | | | | | |
| | 005 5to. Accionista con dividendo preferencial | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | 020 20o. Accionista con dividendo preferencial | | | | | | |
| | 090 Otros accionistas con menor participación | | | | | | |
| | 999 Subtotal Acciones preferenciales sin derecho a Voto. | Ver anexo | | | | | |
| 03 | 001 1er. Accionista por acciones privilegiadas | | | | | | |
| | 002 2do. Accionista por acciones privilegiadas | | | | | | |
| | 003 3er. Accionista por acciones privilegiadas | | | | | | |
| | 004 4to. Accionista por acciones privilegiadas | | | | | | |
| | 005 5to. Accionista por acciones privilegiadas | | | | | | |
| | | | | | | | |
| | 020 20o. Accionista con acciones privilegiadas | | | | | | |
| | 090 Otros accionistas con menor participación | | | | | | |
| | 999 Subtotal acciones privilegiadas | | | | | | |
| 04 | 999 Total Acciones en Circulación | | | | | | |

Relacionar los viente más importantes accionistas según participación en cada caso

F-220-511

TIPO DE IDENTIFICACION = 1= CEDULA DE CIUDADANIA 2= NIT 3= TARJETA DE IDENTIDAD 4= MENOR DE EDAD 5= CEDULA DE EXTRANJERIA 9= OTROS

Los campos sombreados no se deben diligenciar

| | NOMBRE | IDENTIFICACION | TIPO DE IDENTIFICACIO | NACIONALIDAD | NUMERO DE ACCIONES | PORCENTAJE PARTICPACION |
|---|---|---|---|---|---|---|
| | **ACCIONES ORDINARIAS** | | | | | |
| 6 | CIA. DE CEMENTO ARGOS S.A. | 8,909,002,663 | 2 | COLOMBIANA | 4,553,538 | 3.16 |
| 7 | CIA. SURAM. DE SEGUROS DE VIDA S.A. | 8,909,037,905 | 2 | COLOMBIANA | 4,283,412 | 2.97 |
| 8 | CIA. SURAM. DE CONSTRUCCIONES S.A. | 890,903,406 | 2 | COLOMBIANA | 4,057,085 | 2.81 |
| 9 | INVERSIONES REACOL S.A. | 830,049,535 | 2 | COLOMBIANA | 3,295,967 | 2.28 |
| 10 | VALORES NACIONALES S.A. | 811,036,928 | 2 | COLOMBIANA | 3,259,314 | 2.26 |
| 11 | CEMENTOS EL CAIRO S.A. | 8,909,001,830 | 2 | COLOMBIANA | 3,177,104 | 2.20 |
| 12 | VALKIRIA S.A. | 800,202,246 | 2 | COLOMBIANA | 2,918,863 | 2.02 |
| 13 | JARA ALBARRACIN MANUEL | 19,354,408 | 2 | COLOMBIANA | 2,395,063 | 1.66 |
| 14 | INVERSIONES LA MERCED S.A | 890,930,522 | 1 | COLOMBIANA | 1,821,988 | 1.26 |
| 15 | FONDO DE PENSIONES HORIZONTE | 800,231,967 | 2 | COLOMBIANA | 1,584,831 | 1.10 |
| 16 | CEMENTOS DEL VALLE S.A. | 8,903,004,371 | 2 | COLOMBIANA | 1,414,416 | 0.98 |
| 17 | FONDO DE PENSIONES PORVENIR | 800,224,808 | 2 | COLOMBIANA | 1,300,156 | 0.90 |
| 18 | CEMENTOS DEL CARIBE S.A. | 890,100,251 | 2 | COLOMBIANA | 1,199,881 | 0.83 |
| 19 | INVERSIONES NACIONAL DE CHOCOLATES S.A. | 8,909,000,501 | 2 | COLOMBIANA | 1,154,062 | 0.80 |
| 20 | SUMITOMO MITSUI BANKING CORPORATION | 90,914,798 | N.A. | EXTRANJERA | 944,283 | 0.65 |
| | OTROS ACCIONISTAS CON MENOS PARTICIPACION | | | | 16,775,085 | 11.63 |
| | **SUBTOTAL ACCIONES ORDINARIAS** | | | | 125,323,359 | |
| | | | | | | |
| | **ACCIONES CON DIVIDENDO PREFERENCIAL SIN DERECHO A VOTO** | | | | | |
| | **ACCIONES PRIVILEGIADAS** | | | | | |
| 1 | INTERNATIONAL FINANCE CORPORATION (IFC) | 236,001 | N.A | EXTRANJERA | 18,932,891 | 13.12 |
| 2 | SANCHEZ DE COSSIO AURA ROSA | 21,315,899 | 1 | COLOMBIANA | 1,578 | - |
| 3 | COSSIO SANCHEZ JUAN DIEGO | 71,700,812 | 1 | COLOMBIANA | 838 | - |
| 4 | LONDOÑO ARANGO LUIS GONZALO | 3,472,986 | 1 | COLOMBIANA | 48 | - |
| 5 | LOPEZ ALVAREZ FERNANDO | 8,265,280 | 1 | COLOMBIANA | 42 | - |
| | **SUBTOTAL ACCIONES PRIVILEGIADAS** | | | | 18,935,397 | |
| | **TOTAL ACCIONES EN CIRCULACION** | | | | 144,258,756 | |

# FORMATO - 020

**INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA**

| UNIDAD CAPTURA | | DESCRIPCION RENGLONES | COLUMNA 01 | COLUMNA 02 | COLUMNA 03 | COLUMNA 04 |
|---|---|---|---|---|---|---|
| | | | TRIMESTRE AÑO ACTUAL DIC/04 | | TRIMESTRE AÑO ANTERIOR DIC/03 | |
| | | COMPOSICION ACCIONISTAS Y ACCIONES | # ACCIONISTAS | # ACCIONES | # ACCIONISTAS | # ACCIONES |
| 01 | 005 | ACCIONES ORDINARIAS | 2,890 | 125,323,359 | 2,177 | 125,323,359 |
| | 010 | ACCIONES PRIVILEGIADAS | 5.00 | 18,935,397 | 5 | 18,935,397 |
| | 015 | ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO | | - | | |
| | 999 | NUMERO TOTAL | 2,895 | 144,258,756 | 2,182 | 144,258,756 |
| | | COMPOSICION ACCIONES | | | | |
| 02 | 005 | % QUE REPRESENTAN PERSONAS NATURALES | 87.84 | 8.33 | 88.54 | 8.27 |
| | 010 | % QUE REPRESENTAN PERSONAS JURIDICAS | 12.16 | 91.67 | 11.46 | 91.73 |
| | 999 | TOTAL | 100 | 100 | 100 | 100 |
| 03 | 005 | % QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS | 0.45 | 13.83 | 0.41 | 14.79 |
| | 010 | % QUE REPRESENTAN INVERSIONISTAS NACIONALES | 99.55 | 86.17 | 99.59 | 85.21 |
| | 999 | TOTAL | 100 | 100 | 100 | 100 |
| 04 | 005 | % QUE REPRESENTA INVERSION ENTIDADES PUBLICAS | 0.07 | 0.03 | 0.05 | - |
| | 010 | % QUE REPRESENTA INVERSION ENTIDADES PRIVADAS | 99.93 | 99.97 | 99.95 | 100 |
| | 999 | TOTAL | - | - | 100 | 100 |
| 05 | RANGOS PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE | | | | | |
| | 005 | HASTA - 3.00% | 2,888 | 49,584,016 | 2,175 | 44,863,435 |
| | 010 | 3.01% - 10.00% | 5 | 43,244,388 | 4 | 31,244,388 |
| | 015 | 10.01% - 20.00% | 1 | 18,932,891 | 2 | 35,265,196 |
| | 020 | 20.01% - 30.00% | 1 | 32,497,461 | 1 | 32,885,737 |
| | 025 | 30.01% - 40.00% | | | | |
| | 030 | 40.01% - 50.00% | | | | |
| | 035 | MAS DEL 50.00% | | | | |
| | 999 | TOTAL | 2,895 | 144,258,756 | 2,182 | 144,258,756 |

F - 220 - 515

REPRESENTANTE LEGAL

**SUPERINTENDENCIA DE VALORES**
**FORMATO - 021**
**INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA**

| UNIDAD CAPTURA | | DESCRIPCION RENGLONES | COLUMNA 01 TRIM. AÑO ACTUAL Dec-04 | COLUMNA 02 TRIM. AÑO ANTERIOR Dec-03 |
|---|---|---|---|---|
| 01 | 005 | VALOR NOMINAL DE LA ACCION | 300 | 300 |
| | 010 | VALOR PATRIMONIAL POR ACCION CON VALORIZACION | 8,226.83 | 4,826.99 |
| | 015 | VALOR PATRIMONIAL POR ACCION SIN VALORIZACION | 7,520.08 | 4,416.81 |
| | 020 | UTILIDAD O PERDIDA POR ACCION | 1,456.06 | 531.36 |
| 02 | 005 | VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS | 12,532,335,900.00 | 8,146,018,335.00 |
| | 010 | VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES | 2,461,601,610.00 | 1,600,041,046.50 |
| | 015 | VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL | N.A. | - |
| | 999 | VALOR TOTAL DIVIDENDOS DECRETADOS | 14,993,937,510.00 | 9,746,059,381.50 |
| 03 | 005 | VALOR TOTAL DIVIDENDO POR ACCION ORDINARIA | 100.00 | 65.00 |
| | 010 | VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO | 100.00 | 65.00 |
| | 015 | PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA | TRIMESTRAL | TRIMESTRAL |
| | 020 | NUMERO DE PAGOS DIVIDENDO POR ACCION ORDINARIA | 4 | 4 |
| | 025 | FECHA PRIMER PAGO | 01-04-04 | 01-04-03 |
| | 030 | VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES | N.A. | N.A. |
| | 035 | VALOR DIVIDENDO EXTRAORDINARIO POR ACCION | N.A. | N.A. |
| | 040 | VALOR DIVIDENDO POR ACCION PRIVILEGIADA | 130.00 | 84.50 |
| | 045 | VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL | N.A. | N.A. |
| 04 | 005 | NUMERO TOTAL DE EMPLEADOS | 538 | 515 |
| | 010 | % EMPLEADOS PERMANENTES | 95 | 94 |
| | 015 | % EMPLEADOS TEMPORALES | 5 | 6 |
| 05 | 005 | GASTO POR DEPRECIACION EN EL PERIODO | 2,232 | 2,090 |
| 06 | 005 | % UTILIZACION CAPACIDAD INSTALADA | N.A. | N.A. |
| 07 | 005 | OPERACIONES DE ADRs O GDRs EN EL EXTERIOR | - | - |